Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2011 (the "Annual Report"), our unaudited financial statements for the six month period ending on June 30, 2011, and other financial information contained in our Report on Form 6-K, which was submitted to the Securities and Exchange Commission on August 15, 2011.

This discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report, and in subsequent filings with the Securities and Exchange Commission.   Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

We design, develop and market secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets.  Because our cards contain a microprocessor, they can store and process information and run multiple applications.  Our cards are referred to as “contactless” because they do not require physical contact with a card reader, as power and data are transferred to a card through a magnetic field generated by a card reader.  Our products combine the benefits of both microprocessors and contactless cards.     In addition to contactless microprocessor-based smart cards, we also sell products that are based on other card technologies.

Six Months Ended June 30, 2011, Compared to Six Months Ended June 30, 2010

Revenues

We have historically derived a substantial majority of our revenues from the sale of our products, including both complete systems and OEM components.  A substantial majority of our revenues has been from the sale of complete systems and its components.

Total revenues decreased by 4% to $26.7 million for the six months ended June 30, 2011, from $27.8 million for the same period in 2010.

Sales. Revenues from sales decreased by 8% to $24.0 million for the six months ended June 30, 2011, from $26.0 million for the same period in 2010. The decrease is mainly attributed to the decrease in sales of SmartID products partially offset by increase in sales of payment products and OEM.

Licensing and Transaction fees. Revenues from licensing and transaction fees increased by 49% to $2.7 million for the six months ended June 30, 2011, from $1.8 million for the same period in 2010. The increase was primarily due to revenue received from the Warsaw City Card project in Poland.

Cost of Revenues and Gross Margin

Sales. Cost of sales increased by 5% to $13.3 million for the six months ended June 30, 2011, from $12.7 million for the same period in 2010. The increase primarily resulted from an increase in consumption of materials costs resulting from the change in the product revenues mix.

Gross margin. Gross margin decreased to 50% for the six months ended June 30, 2011, from 54% for the same period in 2010. The decrease in our overall gross margin is mainly as a result of change in the product revenue mix.

Operating Expenses

Research and Development. Research and development expenses increased by 13% to $4.5 million for the six months ended June 30, 2011, from $4.0 million for the same period in 2010.  This increase was primarily in expenses related to employees resulting from the devaluation of the US Dollar against other currencies and increase in the number of research and development employees in certain locations, partially offset by a decrease in compensation expense, calculated in compliance with ASC Topic 718 and ASC Subtopic 505-50, to $432,000 for the six months ended June 30, 2011, from $816,000 for the same period in 2010. Research and development expenses as a percentage of revenues, increased to 17% for the six months ended June 30, 2011, from 14% for the same period in 2010.

Marketing and Selling. Marketing and selling expenses increased by 4% to $6.9 million for the six months ended June 30, 2011, from $6.7 million for the same period in 2010. This increase was primarily in expenses related to business operation of GANIS acquired in January 2011, the expansion of Warsaw City Card project compared to 2010 and increase due to the devaluation of the US Dollar against other currencies, partially offset by a decrease in bonuses provisions to employees and decrease in compensation expenses, calculated in compliance with ASC Topic 718 and ASC Subtopic 505-50, to $449,000 for the six months ended June 30, 2011 from $622,000 for the same period in 2010. Marketing and selling expenses as a percentage of revenues increased to 26% for the six months ended June 30, 2011, from 24% for the same period in 2010.

General and Administrative. General and administrative expenses increased by 14% to $4.7 million for the six months ended June 30, 2011, from $4.1 million for the same period in 2010. This increase was primarily in expenses related to salaries, increase in office expenses, and due to the devaluation of the USD against other currencies, partially offset by a decrease in compensation expenses, calculated in compliance with ASC Topic 718 and ASC Subtopic 505-50, to $299,000 for the six months ended June 30, 2011, from $429,000 for the same period in 2010. General and administrative expenses as a percentage of revenues increased to 18% for the six months ended June 30, 2011 from 15% for the same period in 2010.

Amortization of Intangible Assets. The amortization of intangible assets decreased by 1% to $284,000 for the six months ended June 30, 2011, from $287,000 for the same period in 2010. The decrease resulted from reduction in the intangible assets which became fully amortized in 2011, partially offset by an increase resulted from the acquisition of the business operation of GANIS in 2011. Intangible assets are being amortized over a period of five to fourteen years.

Operating Loss

The operating loss totaled $3.1 million for the six months ended June 30, 2011, compared to operating profit of $27,000 for the same period in 2010. The Company’s gross profit decreased by $1.8 million and our operating expenses increased by $1.3 million. Operating expenses during the six months ended June 30, 2011, and 2010 included non-cash compensation costs, calculated in compliance with ASC Topic 718 and ASC Subtopic 505-50, in the amount of $1.2 million and $1.9 million, respectively, and non-cash amortization of intangible assets in the amount of $284,000 and $287,000, respectively.

Financial Income and Expenses

Financial Income, Net. In the six months ended June 30, 2011, net financial income totaled to $23,000, compared to net financial expenses of $575,000 for the same period in 2010. The increase in financial income is mainly due to a decrease in expenses resulted from the devaluation of the US Dollar against the NIS and the EURO.

Net Loss from continuing operation

For the six months ended June 30, 2011, the Company’s net loss from continuing operation increased by 348% to $3.2 million, from $703,000 for the same period in 2010. Operating expenses during the six months ended June 30, 2011, and 2010, included non-cash compensation costs, calculated in accordance with ASC Topic 718 and ASC Subtopic 505-50, in the amount of $1.2 million and $1.9 million, respectively, and non-cash amortization of intangible assets in the amount of $284,000 and $287,000, respectively.

Discontinued Operation

For the six months ended June 30, 2011, the Company did not have material expenses related to discontinued operations. Net profit from discontinued operations totaled $1.9 million for the same period in 2010.

Liquidity and Capital Resources

Our principal sources of liquidity since our inception have been sales of equity securities, borrowings from banks, and cash from the exercise of options and warrants. We had cash and cash equivalents of $24.8 million as of June 30, 2011, and $15.4 million as of December 31, 2010.  In addition, we had short-term investments of $8.3 million (representing U.S. and Israeli treasury securities and corporate bonds) as of June 30, 2011, and $8.6 million as of December 31, 2010. We believe that our working capital is sufficient to meet our present requirements.

Operating Activities. For the six months ended June 30, 2011, net cash used in continuing operating activity was $5.1 million primarily due to a $3.2 million net loss, a $2.8 million increase in trade receivables, net, $1.9 million decrease in other current liabilities, a $849,000 increase in other receivables and prepaid expenses, a $206,000 accrued interest and linkage differences on long term loans, a $189,000 increase in inventory, and a $187,000 linkage differences on receivable from sale of operation, partially offset by, a $1.5 million increase in trade payables,  $1.2 million of stock based compensation issued to employees and others, $836,000 depreciation, a $381,000 increase in accrued severance pay, and $284,000 amortization of intangible assets. For the six months ended June 30, 2010 net cash provided by continuing operating activity was $3.7 million primarily due to a $2.6 million decrease in trade receivables, net, $1.9 million of stock based compensation issued to employees and others, a $1.5 million increase in other current liabilities, a $1.4 million increase in trade payables, $727,000 depreciation, a $290,000 decrease in other receivables and prepaid expenses, $287,000 amortization of intangible assets, $115,000 accrued interest on short term investments and a $47,000 increase in accrued severance pay partially offset by a $4.3 million increase in inventory, $703,000 net loss, and a $18,000 decrease in deferred tax liabilities.

Investing Activities. For the six months ended June 30, 2011, net cash used in continuing investing activities was $785,000, mainly due to a $3.5 million investment in available-for-sale securities, a $786,000 purchase of property and equipment and a $400,000 acquisition of business operation, partially offset by $3.9 million in proceeds from the maturity and sale of available-for-sale securities. For the six months ended June 30, 2010, net cash used in continuing investing activities was $3.6 million, mainly due to $3.5 million investment in available-for-sale securities and $1.3 million purchase of property and equipment partially offset by $1.2 million proceeds from maturity of available-for-sale securities.

Financing Activities. For the six months ended June 30, 2011, net cash provided by continuing financing activities was $14.1 million mainly due to $16.6 million in proceeds from issuance of shares, net of issuance expenses, $195,000 in proceeds from the exercise of options and warrants and $151,000 in proceeds from long term bank loans, partially offset by a $1.9 million decrease in short-term bank credit, net and a $937,000 repayment of long-term bank loans. For the six months ended June 30, 2010, net cash provided by continuing financing activities was $2.2 million mainly due to $3.6 million proceeds from long term bank loans, and $26,000 proceeds from exercise of options and warrants, partially offset by a $533,000 decrease in short-term bank credit, net, $497,000 payments to acquire treasury shares and $454,000 repayment of long-term bank loans.

For the six months ended June 30, 2011, net cash used in discontinued operating activities was $231,000. For the same period in 2010 net cash used in discontinued operating activities was $1.6 million. For the six months ended June 30, 2011 net cash provided by discontinued investing activities was $1.3 million. For the same period in 2010 net cash provided by discontinued investing activities was $1.1 million.